VIA EDGAR

November 2, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Austin Pattan

Re: ZOOZ Power Ltd.

Draft Registration Statement on Form F-4

Submitted September 18, 2023

CIK No. 0001992818

Dear Mr. Pattan,

ZOOZ Power Ltd. (the “Company,” “ZOOZ,” “we,” “our” or “us”) hereby transmits the Company’s responses to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 13, 2023, regarding our Draft Registration Statement on Form F-4 (the “Registration Statement”) submitted to the Commission on September 18, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1 to the Draft Registration Statement (the “Amended Registration Statement”), which is being submitted to the Commission contemporaneously with the submission of this letter.

Draft Registration Statement on Form F-4 submitted September 18, 2023

Questions and Answers about the Business Combination and the Extraordinary General Meeting Q: What percentage of the combined company will be owned by Keyarch shareholders who elect not to redeem their shares?, page 17

1.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response to Comment 1: The Company respectfully acknowledges the Staff’s comment and has included a range of redemption scenarios, including interim redemption levels, in its referenced sensitivity analysis on pages 17 and 18 and beginning at pages 42 and 47 of the Amended Registration Statement.

Q: What interests do the Sponsor and the current officers and directors of Keyarch have in the Business Combination?, page 20

2.	Given that the Initial Stockholders, the Sponsor and the Keyarch directors have agreed to vote in favor of the proposals, please specify the percentage of votes by public or nonaffiliated holders required to approve each of the proposals.

Response to Comment 2: The Company respectfully acknowledges the Staff’s comment. In response, the Company has included the percentage of votes by public or nonaffiliated holders required to approve each of the proposals presented in the extraordinary general meeting in the referenced section on page 22 and on pages 125 and 126 of the Amended Registration Statement.

3.	Please describe the current value of any loans extends, fees due to, and out-of-pocket expenses for which the Sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response to Comment 3: The Company acknowledges the Staff’s comment and has included the referenced disclosure on pages 22, 34, 125 and 145 of the Amended Registration Statement.

4.	We note that you have waived the doctrine of corporate opportunities. Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company’s officers and directors, including any fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response to Comment 4: The Company acknowledges the Staff’s comment and has included the referenced disclosure on pages 21, 22, 34, 103, 124, 126 and 144 of the Amended Registration Statement.

Summary

The Business Combination Agreement

Merger Consideration, page 28

5.	Your disclosure here and on page 119 indicates that ZOOZ intends to effect a stock split to cause the implied value of the outstanding ZOOZ ordinary shares to equal $10 per share prior to the Effective Time. Please explain how the reverse share split based on the conversion ratio of approximately 11.4168 disclosed throughout the filing will result in an implied value of ZOOZ ordinary shares of $10 per share prior to the Effective Time, considering the trading price of ZOOZ ordinary shares on the TASE.

Response to Comment 5: The Company respectfully acknowledges the Staff’s comment and has provided updated disclosure on pages 28 of the Amended Registration Statement.

Summary

Redemption Rights, page 33

6.	Your disclosure here that the minimum cash condition is 5,000,001 is inconsistent with your disclosure elsewhere in the filing which states that the minimum cash condition is $10 million. Please revise or advise.

Response to Comment 6: In response to the Staff’s comment, the Company has revised the references to the $5,000,001 net tangible assets requirement in accordance with the Keyarch charter and the Business Combination Agreement, throughout the proxy statement/prospectus.

Anticipated Accounting Treatment, page 35

7.	You indicate here and on page 43 that ZOOZ’s existing shareholders may have the greatest voting interest in the Combined Company under either redemption scenarios. Please explain the basis for this assertion, considering that, under the No Redemption Scenario, Keyarch’s existing shareholders, including the EBC Shares, are expected to own 50.3% of the Combined Company and ZOOZ’s existing shareholders are expected to only have 49.7% ownership in the Combined Company based on the charts on pages 17 and 45.

Response to Comment 7: The Company has clarified the referenced disclosure and respectfully submits to the Staff that the difference in the No Redemption Scenario regarding the majority is less than 1%, with the referenced percentage being 50.3% (being a 0.4% from majority), and is based on an assumption that there are no redemptions of public shares of Keyarch prior to the closing of the Business Combination, and no redemptions of public shares of Keyarch in its extraordinary general meeting. However, in review of Keyarch’s past shareholder meeting to approve an extension, and in Keyarch’s review of other recent special purpose acquisition companies’ shareholder meetings to approve a business combination, the percentage of redemptions uniformly exceeded 1% of the outstanding shares. Accordingly, for purposes of constructing reasonable assumptions to determine the accounting acquiror in the Business Combination, as of the Closing Date, based on this data review, the Company does not believe it is likely that there will be no redemptions of Keyarch public shares prior to or at the extraordinary general meeting of Keyarch’s shareholders to vote on the Business Combination, and the Company expects that the percentage of 50.3% is almost certainly likely to decrease by 0.4% or more and result in a majority of the Combined Company held by ZOOZ existing shareholders. The Company has revised its disclosure to indicate that for purposes of the anticipated accounting treatment for the Business Combination the Company has used a likely scenario which it determined, based on industry data and past practice, that referenced redemptions would exceed greater than one-half of a one percent (e.g., greater than 0.4%) and result in ZOOZ’s existing shareholders having the greatest voting interest.

The Company also respectfully submits to the Staff that other factors resulted in the Company’s determination of the accounting acquiror status, which are referenced on page 36 of the Amended Registration Statement, including, without limitation, that the Post-Closing Board will consist of seven directors, out of which ZOOZ will designate prior to Closing three and two additional individuals will be mutually agreed upon by ZOOZ and Keyarch prior to Closing and the senior officers and management of ZOOZ are expected to be the senior officers and management of the combined company following the Business Combination.

It should be also noted that in the Post-Closing Board, Keyarch shareholders will not have the ability to unilaterally appoint any board member.

In respect of the Staff’s comment, the disclosure referenced has been amended pursuant to this comment and the above discussion, on pages 36, 145 and 146 of the Amended Registration Statement.

Risk Factors

The Restated ZOOZ Articles will provide that unless ZOOZ..., page 87

8.	We note that you have designated the federal district courts of the United States as the sole and exclusive forum for claims arising under both the Securities Act and the Exchange Act. Please revise your risk factor to highlight that Section 22 of the Securities act grants concurrent jurisdiction to both state and federal courts. Additionally, revise to highlight that the exclusive forum provision may have the impact of discouraging claims or limiting the ability of shareholders to bring a claim in a forum they find favorable. Risks Related to the Business Combination, page 88.

Response to Comment 8: The Amended Registration Statement has been amended to include language to the effect of this comment in the above referenced risk factor on page 93 of the Amended Registration Statement.

9.	Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response to Comment 9: In response to the Staff’s comment the Company has included the referenced disclosure in a new risk factor on page 103 of the Amended Registration Statement, and has revised disclosure on pages The Company acknowledges the Staff’s comment and has included the referenced disclosure on its pages 21, 22, 34, 124, 126 and 144.

Risks related to Ownership of the Combined Company’s Shares, page 91

10.	We note your risk factor that the future sales of ZOOZ ordinary shares may cause a significant decline in their market price. Please expand this risk factor to highlight the impact that additional redemptions may have on your ability to fund the surviving company, including the likelihood that you will be unable to raise additional capital on favorable terms, if at all. Discuss the downward pressure potential sales of securities following additional capital raising transactions may have on the trading price of the combined entity.

Response to Comment 10: The Amended Registration Statement has been amended to include language to the effect of this comment in the above referenced risk factor, beginning on page 103 of the Amended Registration Statement.

Reasons of the Keyarch Board for the Business Combination and the Recommendation of the Board, page 126

11.	We note your statement that the board decision to recommend the transaction was

“including, but not limited to, the following material factors.” Please revise to include, without qualification, the full list of material factors considered by the board when determining whether to recommend the business combination to shareholders.

Response to Comment 11: The Company has provided revised disclosure in respect of the Staff's comment to disclose the full list of reference material factors, beginning on pages 136 and 137 of the Amended Registration Statement.

Opinion of Keyarch’s Financial Advisor, page 131

12.	We note that your disclosures references a summary of the projections relied upon by the board. Please revise to include the full material projections presented to the board.

Response to Comment 12: The Company respectfully acknowledges the Staff’s comment and has provided the projections referenced beginning on page 140 of the Amended Registration Statement.

13.	Please revise this discussion to clearly highlight the material assumptions underlying the projections and the limitations of the projections. Further, if the board considered multiple sets of projections other than those referenced here, each should be highlighted in your discussion, including the basis for the board’s belief that the selected projections are reasonable.

Response to Comment 13: The Company respectfully acknowledges the Staff’s comment and has included the referenced assumptions relating to projected information referenced in the Staff’s comment and prior comment consisting of price per system and sales of unit estimates presented to the board of Keyarch, in disclosure beginning on page 140 of the Amended Registration Statement.

ZOOZ’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 201

14.	We note from the notes to the financial statements that operating expenses are offset by grants from governments and others as well as changes in fair value of liability-classified awards. Please revise to disclose the impact of offsetting amounts on results of operations.

Response to Comment 14: In response to the Staff’s comment, the Company has revised its disclosure regarding the Results of Operations and added the impact of offsetting amounts beginning on page 213 of the Amended Registration Statement.

EBC Shares, page 236

15.	We note your disclosure that EarlyBirdCapital provided M&A advisory services to the company in connection with the business combination. Please revise to describe the nature of these services and the role of EarlyBirdCapital in the current transaction.

Response to Comment 15: In response to the Staff’s comment, the Company has included disclosure describing the nature of EBC’s M&A advisory services, and role in the current transaction, on page 247 of the Amended Registration Statement.

Certain Relationships and Related Person Transactions

Related Party Loans and Due to Affiliate, page 237

16.	Please ensure your disclosure is complete. In this regard, we note that you also issued an unsecured promissory note in the principal amount of up to $180,000 to the Sponsor on July 25, 2023, in connection with the Extension.

Response to Comment 16: The Company respectfully acknowledges the Staff’s comment and has revised the referenced disclosure on page 248 of the Amended Registration Statement.

ZOOZ Power Ltd.

Notes to the Financial Statements

Note 9 - Commitments and Contingencies, page F-18

17.	Please revise to disclose the total contingent obligation for royalties as of the balance sheet date.

Response to Comment 17: In response to the Staff’s comment, the Company has revised its disclosure regarding Commitments and Contingencies and added a disclosure regarding the total contingent obligation for royalties as of the balance sheet date on page F-11 and F-34 of the Amended Registration Statement.

Note 14 - Research and Development Expenses, Net, page F-27

18.	We note from your accounting policy on page F-13 that government grants and reimbursements or cost-sharing from collaborative arrangements are offset against research and development expenses. Please reconcile the reduction for grants from governments and others to your discussion of commitments and contingencies on page F-18.

Response to Comment 18: In response to the Staff’s comment, the Company has reconciled the reduction for grants from governments and others to its discussion of commitments and contingencies on pages F-34 and F-42 of the Amended Registration Statement.

*****

We thank the Staff for its review of the foregoing and Amended Registration Statement. If you have any further comments, please feel free to contact Nahal A. Nellis, Esq. at nnellis@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Boaz Weizer
Boaz Weizer, Chief Executive Officer
ZOOZ Power Ltd.

cc:	Nahal Nellis, Esq.
Ellenoff Grossman & Schole LLP